Gopher Protocol Inc.

2500 Broadway, Suite F-125

Santa Monica, California 90404

424-238-4589

April 23, 2019

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Gowetski

Re:        Gopher Protocol Inc.

Registration Statement on Form S-1

File No. 333-229563

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Gopher Protocol Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 10:00 a.m., Washington, D.C. time, on Thursday April 25, 2019, or as soon thereafter as possible. Once the registration statement has been declared effective, please orally confirm that event with our counsel, Fleming PLLC, by calling Stephen Fleming, Esq., at (516) 833-5034.

The Company hereby acknowledges the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

GOPHER PROTOCOL INC.

By: /s/ Douglas Davis

Name: Douglas Davis

Title: Chief Executive Officer

cc:         Stephen M. Fleming, Esq.

Fleming PLLC